Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-281837 and No. 333-283496) of Triller Group Inc. (formerly AGBA Group Holding Limited) of our report dated April 14, 2026 which appears in the Annual Report on Form 10-K filed with the U.S. Securities Exchange Commission (“SEC”) on April 14, 2026 relating to the audit of the consolidated balance sheet of Triller Group Inc. and its subsidiaries as of December 31, 2025, and the related statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements).

/s/ Enrome LLP

Singapore

April 14, 2026